FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2003

                               HSBC Holdings plc
                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







                               HSBC Holdings PLC

                        2002 FINAL RESULTS - HIGHLIGHTS




* Operating income up 2.7 per cent to US$26,595 million (US$25,888 million in 2001).



On a cash basis (excluding goodwill amortisation):

* Operating profit before provisions up 3.2 per cent to US$11,641 million (US$11,283 million in 2001).

* Group pre-tax profit up 19.4 per cent to US$10,513 million (US$8,807 million in 2001).

* Attributable profit up 22.5 per cent to US$7,102 million (US$5,799 million in 2001).


* Return on invested capital of 12.8 per cent (11.2 per cent in 2001).


* Cash earnings per share US$0.76 (US$0.63 in 2001).




On a reported basis (after goodwill amortisation):


* Operating profit before provisions up 2.9 per cent to US$10,787 million (US$10,484 million in 2001).


* Group pre-tax profit up 20.6 per cent to US$9,650 million (US$8,000 million in 2001).


* Attributable profit up 25.0 per cent to US$6,239 million (US$4,992 million in 2001).


* Return on average shareholders' funds of 12.3 per cent (10.4 per cent in 2001).


* Basic earnings per share US$0.67 (US$0.54 in 2001).


Dividend and capital position:

* Second interim dividend of US$0.325 per share; total dividend for 2002 of US$0.53 per share, an increase of 10.4 per cent over 2001.


* Tier 1 capital ratio of 9.0 per cent; total capital ratio of 13.3 per cent (2001: tier 1 capital ratio of 9.0 per cent and total capital ratio of 13.0 per cent).

The figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on page 15.

HSBC HOLDINGS REPORTS PRE-TAX PROFIT OF US$9,650 MILLION

HSBC made a profit on ordinary activities before tax of US$9,650 million in 2002, an increase of US$1,650 million, or 21 per cent, compared with 2001. On a cash basis, profit before tax increased by US$1,706 million, or 19 per cent, compared with 2001.

The Directors have declared a second interim dividend for 2002 of US$0.325 per ordinary share (in lieu of a final dividend) which, together with the first interim dividend of US$0.205 already paid, will make a total distribution for the year of US$0.53 per share (US$0.48 per share in 2001), an increase of 10.4 per cent. The dividend will be payable on 6 May 2003.

Net interest income of US$15,460 million in 2002 was US$735 million, or 5 per cent, higher than 2001. Net interest income in Europe and North America was higher than in 2001 mainly reflecting the growth in average interest-earning assets and the benefits of lower funding costs. In addition, GF Bital contributed US$85 million of net interest income to the North American region. Net interest income in South America was lower than in 2001 as HSBC reduced the level of local debt securities in Brazil and in Argentina narrower spreads and the costs associated with the funding of the non-performing loan portfolio resulted in a net interest cost in 2002.

Other operating income of US$11,135 million was in line with 2001 as growth in wealth management income was offset by falls in securities-related fee and commission income.

Operating expenses, excluding goodwill amortisation, were US$349 million, or 2 per cent, higher than 2001 reflecting the cost structures of new acquisitions, investment in the expanding wealth management business and costs associated with the enhancement of business processes. HSBC's cost : income ratio, excluding goodwill amortisation, improved to 56.2 per cent compared with 56.4 per cent in 2001.

The charge for bad and doubtful debts was US$1,321 million in 2002, which was US$716 million lower than in 2001. Last year's charge included a US$600 million provision for Argentine exposure.

Other charges of US$107 million in 2002 were US$1,062 million, 91 per cent lower than in 2001. The 2001 charges included the loss of US$520 million arising from the foreign currency redenomination in Argentina and a charge of US$575 million in respect of the Princeton Note Matter. The 2002 charge includes a US$68 million charge in respect of losses in Argentina arising from judicial orders or 'amparos' allowing certain depositors to circumvent the mandatory pesification rules and recover their historical US dollar deposits at current exchange rates.

Gains on disposal of investments of US$532 million included profit on the sales of CCF's stake in Lixxbail to its joint venture partner and HSBC's 6.99 per cent stake in Banco Santiago S.A. In addition, disposal gains of US$170 million were realised from sales of investment debt securities to adjust to changes in interest rate conditions.

The tier 1 capital and total capital ratios for the Group remained strong at 9.0 per cent and 13.3 per cent, respectively, at 31 December 2002.

The Group's total assets at 31 December 2002 were US$759 billion, an increase of US$63 billion, or 9 per cent, since 31 December 2001.




Geographical distribution of results
                                                                Year ended                           Year ended^
Figures in US$m                                                    31Dec02                               31Dec01
Profit/(loss) before tax - cash basis
                                                                         %                                     %
Europe                                               4,160            39.5                 4,182            47.5
Hong Kong                                            3,710            35.3                 3,883            44.1
Rest of Asia-Pacific                                 1,293            12.3                 1,096            12.4
North America^^                                      1,384            13.2                   648             7.4
South America^^                                        (34 )          (0.3 )              (1,002 )         (11.4 )
                                                    10,513           100.0                 8,807           100.0

Goodwill amortisation                                 (863 )                                (807 )
Group profit before tax                              9,650                                 8,000

Tax on profit on ordinary activities                (2,534 )                              (1,988 )

Profit on ordinary activities after tax              7,116                                 6,012

Minority interests                                    (877 )                              (1,020 )

Profit attributable                                  6,239                                 4,992

Profit attributable - cash basis                     7,102                                 5,799




Distribution of results by line of business
                                                                 Year ended                        Year ended^^^
Figures in US$m                                                     31Dec02                              31Dec01
Profit/(loss) before tax - cash basis
                                                                          %                                    %
Personal Financial Services                          3,543             33.7                3,457            39.3
Commercial Banking                                   3,034             28.8                2,385            27.1
Corporate, Investment Banking
 and Markets                                         3,717             35.4                4,033            45.8
Private Banking                                        420              4.0                  456             5.2
Other                                                 (201 )           (1.9 )             (1,524 )         (17.4 )
Group profit before tax - cash basis                10,513            100.0                8,807           100.0
Goodwill amortisation                                 (863 )                                (807 )
Group profit before tax                              9,650                                 8,000




^ Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are in Note 1 on page 15.

^^ Figures for 2001 have been restated to reflect a reclassification of Panama and Mexico to North America, from South America (formerly Latin America).

^^^ The figures for 2001 have been restated to reflect a reclassification of US domestic private banking business previously included within the Personal Financial Services segment and HSBC Select previously included within other.

Comment by Sir John Bond, Group Chairman


Against a background of difficult conditions in most of the world's economies, HSBC achieved a solid set of results in 2002. Our performance reflected the resilience of our local businesses and our ability to generate reasonable returns in them. In spite of the global economic downturn the strength of HSBC enabled us to grow our operating income and to take opportunities to lay the foundations for our future. I thank my talented colleagues whose hard work and dedication have made this superior performance possible.


In a testing year for the financial services industry we added revenues in excess of US$700 million, more than twice our incremental costs. Our credit experience was better than last year, even adjusting for the exceptional events in Argentina in 2001. Credit costs absorbed 12 per cent of our operating profit before provisions, an improvement compared to 14 per cent last year.

Profit attributable to shareholders of US$6,239 million was 25 per cent higher than that achieved in 2001 which bore the exceptional costs of the Argentine situation and the Princeton Note matter.


The improvement in our operating profit before provisions, a key measure of underlying performance, was partly driven by strong growth in our commercial banking business. It also reflected encouraging progress in personal financial services and the success we have had in broadening our relationships with our customers despite the difficult market for investment products. Customer satisfaction with, and trust in, HSBC's services continued to grow. In the UK, for example, First Direct was the most recommended bank and has the country's most satisfied customers for the 11th year running.


We now have 36 million personal customers around the world with more than 4.3 million registered for e-banking services. HSBC Premier, our service for our most valuable clients, was launched in a further six countries bringing the total to 29, the number of Premier centres to over 200 and the number of Premier customers to 632,000.


Responding to personal customer needs, we generated record sales of capital protected investment products, particularly in Hong Kong and in the rest of Asia. We also achieved record volumes of activity in mortgage banking, notably in the UK and the US. We grew insurance sales by 16 per cent. We continued to attract increasing volumes of lower cost retail balances as customers preferred liquid cash deposits to longer term savings products. This was a particular strength of our retail networks in France.


As equity markets slumped the demand from personal customers for equity products diminished significantly. However, interest rates were held low to stimulate consumption and we achieved strong growth in personal lending across all our major markets. We continued to increase the number of credit cards in issue bringing the total to almost 14 million worldwide and added 1.3 million store cards through the acquisition of Benkar in Turkey. Credit charges on personal lending remained in line with both history and expectations, as affordability and employment levels remained stable.

In contrast, lending to the corporate sector remained subdued in difficult market conditions. In aggregate, outstanding balances were held in line with last year. Although credit costs grew significantly in Corporate Banking to US$184 million, the conservative and conventional positioning of our portfolio has protected HSBC from the marked deterioration seen in certain industries.

The Group's debt capital markets business had a record year, achieving its highest ever ranking in European league tables to complement its leadership position in Hong Kong and in much of the rest of Asia. Revenues in this business grew by US$40 million or 30 per cent and reflected continuing benefits from close co-operation between different parts of HSBC. The strong links between our teams in London, Paris and Dusseldorf for European distribution continue to provide a competitive advantage. International teamwork was also evident in our corporate finance business which had a strong year including leading Europe's largest IPO 'Autoroutes du Sud de la France' and winning 10 mandates in mainland China as adviser or manager. This business has also made an encouraging start to 2003.


Our treasury operations continued to perform well. In 2002 we retained our leading position for Treasury and Capital Markets services in Asia and Europe. For the fifth consecutive year, we achieved the "Best at Treasury and Risk Management in Asia" Euromoney award for excellence.

The institutional equities business had a disappointing year as market revenues declined. However, the actions taken since the end of 2001 to keep costs more in line with revenue opportunities, resulted in a lower attributable loss.


Trading in debt securities across all major regions suffered as concerns about a slowdown in global economic growth and the impact of corporate scandals in the US widened credit spreads on corporate debt securities.


Argentina


The impact of the end of convertibility of the Argentine currency on a one for one basis with the US dollar, and the asymmetrical conversion of banks' balance sheets to pesos, has had a dramatic effect on the economic and social environment in Argentina. During 2002 the economy contracted over 11 per cent and consumer price inflation reached 41 per cent. The official rate of unemployment rose to almost 18 per cent.


Liquidity conditions in the banking sector were troubled during most of the year. Through the mechanism of "amparos", many depositors were able to obtain court orders for repayment of historically US dollar denominated deposits at current exchange rates, rather than the rate at which these deposits had been "pesified" by the Argentine Government. This further asymmetry cost HSBC Argentina US$68 million in 2002. Together with the burden of funding a largely non performing asset book, this contributed to our operations in Argentina suffering a loss of US$245 million in 2002. Of our Argentine bank's assets, 71 per cent are government obligations.


The HSBC Group's total assets in Argentina have shrunk to the equivalent of US$1.6 billion, partly through actions taken to minimise risk exposure and also through the impact of exchange translation; this represents 0.2 per cent of total Group assets. Improvement in the situation in Argentina depends heavily on the government's ability to restore stability internally and credibility externally.


Acquisitions


Our experience in the current subdued economic environment has reinforced the importance of growing the number of customers we reach geographically and extending the product coverage of HSBC. During the course of 2002 we were able to take advantage of some important new opportunities as well as to complement a number of our existing businesses through acquisition.


We believe that China is on course to become one of the world's leading economies. Our ambition is to be the leading international financial services organisation in China. Recognising the huge reach of domestic organisations, we see strong potential in partnership relationships. We were delighted to conclude an agreement to take a 10 per cent equity interest in Ping An Insurance at a cost of US$600 million. Ping An is China's second largest life assurer reaching over 27 million policy holders through more than 210,000 sales agents.


Also, we completed the acquisition of Keppel Insurance Pte Limited in February this year for a consideration of approximately US$88 million. Keppel is a leading insurance business in Singapore specialising in general life and Islamic insurance and through its acquisition HSBC will be able to expand an existing business in a country where we have a long history.

In November we completed the acquisition of GF Bital in Mexico for US$1.1 billion. In December, as planned, we injected US$800 million to recapitalise GF Bital. The importance of Mexico as a manufacturing base for US companies, the substantial remittance business flowing between the US and Mexico and the growing demographic importance of the Hispanic community in the US all supported the business case to grow our business in Mexico. GF Bital brings to the Group 6 million customers, 1,400 branches and a prominent position in the savings industry in Mexico.


In August we expanded our operations in Turkey through the acquisition of Benkar, a leading store card issuer, for up to US$75 million. The business is being integrated into HSBC's banking operations in Turkey which were significantly enlarged in 2001 through the acquisition of Demirbank.


Later in 2002 we had talks with the management of Household International, Inc. in the US about a possible combination of our two businesses. This led to a joint announcement on 14 November last year of an agreement for HSBC to acquire Household, issuing HSBC shares in exchange for Household common stock. Based on our share price at the time this valued Household at US$ 14.2 billion. Shareholders of both companies will be asked to approve the transaction in late March. It is also subject to various regulatory approvals and, subject to obtaining these, we expect to complete the transaction at the end of March. This will bring together one of the world's most successful deposit gatherers and one of the world's largest consumer asset generators. It is an extremely good match. We see a growing number of areas where the technology and marketing skills of Household, combined with the customer and geographic profile of HSBC, will generate valuable business opportunities. It is expected that the acquisition will be accretive in the first year. The successful integration of Household into HSBC will be our primary objective this year.


Pensions

During the last 12 months there has been a growing understanding in the UK and elsewhere about the financial risks inherent in the provision of company pensions. In part this has been prompted by the fall in the equity markets but, more profoundly, by recognition of the effects of greater longevity. We welcome the enhanced accounting disclosures in FRS 17, which shed more light on the financial position of company pension schemes.

HSBC attaches the greatest importance to providing appropriate and secure pension arrangements for its staff but also to balancing the burdens which successive generations will have to bear for those who preceded them. In this regard in 1996 we closed our largest defined benefit pension scheme to new members with all new employees being offered membership of a defined contribution scheme. In making our decision we took into account a number of factors including changing demographics which underline the fact that the cost to shareholders of defined benefit schemes are unquantifiable but increasing.

Although this issue is critical there is time to address the problem. Even before employer's contributions, the investment income generated by our largest scheme in the UK covered more than 90 per cent of the pensions payable from it. Nevertheless, in 2003 we have made a substantial incremental contribution of GBP500 million to that scheme in order to recognise the changing demographics and investment returns. This is a clear recognition of our responsibilities. HSBC has the financial strength and the resolve to fulfil all its obligations.

Outlook

In common with the last two years, prospects for 2003 are hard to predict. The beginning of the year has been characterised by a high degree of economic uncertainty. This has been compounded by political uncertainty about developments in the Middle East. So far during the economic and stock market downturn consumers and small business customers have proved surprisingly resilient. Policy initiatives to maintain economic activity through low interest rates and fiscal stimulus have been effective. Although equity markets have fallen, property markets have supported consumer confidence and have attracted savings and investment flows.

However, this cannot be a long term solution for repairing world economic growth prospects. Overcapacity still burdens many of the world's industries, leading to corporate activity focused on rationalisation rather than expansion. It is a period of cost reduction rather than revenue growth. Demand for investment funding remains very modest. Pension provision and, in the US, retirement health benefits obligations entered into by companies during a more benign economic climate, are likely to place a severe strain on future corporate profits. Employment levels remain a key factor in economic recovery.

During the current uncertainties, HSBC's policy of financial strength and its earning power are competitive advantages. The acquisitions announced last year will improve our geographical balance. They should also reduce risks within our financial framework by increasing the proportion of earnings from the personal sector which, long term, has more predictable revenue and cost characteristics. We remain well positioned to seek growth opportunities worldwide with few geographic or product constraints. The benefits derived from the breadth and capital generating strength of the HSBC Group's core domestic franchises continue to support resilient operating performance, including into the current year to date.

Recognising the underlying strengths of HSBC the Board has approved a second interim dividend of US$0.325 taking the dividends for the year to US$0.53, an increase of 10.4 per cent over last year. Additionally, acknowledging the increasing importance of dividend flows to our shareholders the Board has determined to move to a programme of quarterly dividends beginning with dividends in respect of the second half of 2003. It is envisaged that the first such quarterly dividend will be paid in January 2004. Further details of these proposals will be announced in due course.


Financial overview
2001^^^^               Year ended 31 December                                                 2002
            US$m                                                                  US$m          GBPm              HK$m
                       For the year
                       Cash basis^
           8,807       Profit before tax                                        10,513         7,002            81,991
           5,799       Profit attributable                                       7,102         4,730            55,388
                       Reported basis
           8,000       Profit before tax                                         9,650         6,427            75,261
           4,992       Profit attributable                                       6,239         4,155            48,658
           4,467       Dividends                                                 5,001         3,331            39,003
                       At year-end
          46,388       Shareholders' funds                                      52,406        32,492           408,662
          50,854       Capital resources                                        57,430        35,607           447,839
         503,631       Customer accounts and deposits by banks                 548,371       339,991         4,276,196
         696,245       Total assets                                            759,246       470,733         5,920,600
         391,478       Risk-weighted assets                                    430,551       266,942         3,357,437
             US$       Per share                                                   US$           GBP               HK$
            0.63       Cash earnings                                              0.76          0.51              5.93
            0.54       Basic earnings                                             0.67          0.45              5.23
            0.53       Diluted earnings                                           0.66          0.44              5.15
            0.48       Dividends^^                                                0.53          0.33              4.13
            4.96       Net asset value                                            5.53          3.43             43.12
                       Share information
           9,355 m     US$0.50 ordinary shares in issue                         9,481m
          US$109 bn    Market capitalisation                                  US$105bn
         GBP8.06       Closing market price per share                          GBP6.87
                       Total shareholder return against                           HSBC   Benchmark
                       peer index^^^
                                       - over 1 year                                89            76
                                       - since 1 January 1999                      155            95


^ Cash based measurements are after excluding the impact of goodwill amortisation.

^^ The second interim dividend of US$0.325 per share is translated at the closing rate on 31 December 2002 (see note 15 on page 29). Where required, this dividend will be converted into sterling or Hong Kong dollars at the exchange rates on 28 April 2003 (see note 2 on page 16).

^^^ Total shareholder return (TSR) is as defined in the Annual Report and Accounts 2002. HSBC's governing objective is to beat the TSR of its defined benchmark, with a minimum objective to achieve double TSR over five years from 1 January 1999.

^^^^The figures for 2001, excluding risk-weighted assets have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on page 15.



 2001^^^^               Year ended 31Dec                                                         2002
                        Performance ratios (%)

                        On a cash basis^

             11.2       Return on invested capital^^                                           12.8

             17.4       Return on net tangible equity^^^                                       19.8

             1.00       Post-tax return on average tangible assets                             1.11

             1.76       Post-tax return on average risk-weighted assets                        1.95

                        On a reported basis
             10.4       Return on average shareholders' funds                                  12.3

             0.86       Post-tax return on average assets                                      0.97

             1.55       Post-tax return on average risk-weighted assets                        1.74

                        Efficiency and revenue mix ratios
             56.4       Cost:income ratio (excluding goodwill amortisation)                    56.2

                        As a percentage of total operating income:

             56.9       - net interest income                                                  58.1

             43.1       - other operating income                                               41.9

             28.9       - net fees and commissions                                             29.4

              6.5       - dealing profits                                                       4.9

                        Capital ratios
              9.0       - tier 1 capital                                                        9.0
             13.0       - total capital                                                        13.3


^ Cash based measurements are after excluding the impact of goodwill amortisation.

^^ Return on invested capital is based on cash-based attributable profit adjusted for depreciation attributable to revaluation surpluses. Average invested capital is measured as shareholders' funds after adding back goodwill amortised and goodwill previously written-off directly to reserves and deducting property revaluation reserves. This measure broadly reflects invested capital.

^^^Cash basis attributable profit divided by average shareholders' funds after deduction of average purchased goodwill.

^^^^The figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on page 15.

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.



Consolidated Profit and Loss Account

              31Dec01 ^                                                              Year ended 31Dec02
                US$m                                                     US$m               GBPm               HK$m
                35,261       Interest receivable                        28,595             19,044            223,012
               (20,536 )     Interest payable                          (13,135 )           (8,748 )         (102,440 )
                14,725       Net interest income                        15,460             10,296            120,572
                11,163       Other operating income                     11,135              7,416             86,842
                25,888       Operating income                           26,595             17,712            207,414
               (14,605 )     Operating expenses excluding goodwill     (14,954 )           (9,959 )         (116,626 )
                  (799 )     Goodwill amortisation                        (854 )             (569 )           (6,660 )
                             Operating profit before
                10,484        provisions                                10,787              7,184             84,128
                (2,037 )     Provisions for bad and doubtful debts      (1,321 )             (880 )          (10,303 )
                             Provisions for contingent
                  (649 )      liabilities and commitments                  (39 )              (26 )             (304 )
                             Loss from foreign currency
                  (520 )      redenomination in Argentina                  (68 )              (45 )             (530 )
                             Amounts written off fixed
                  (125 )      asset investments                           (324 )             (216 )           (2,527 )
                 7,153       Operating profit                            9,035              6,017             70,464
                   (91 )     Share of operating loss in joint              (28 )              (18 )             (218 )
                             ventures
                   164       Share of operating profit in                  135                 90              1,053
                             associates
                             Gains/(losses) on disposal of:
                   754       - investments                                 532                354              4,149
                    20       - tangible fixed assets                       (24 )              (16 )             (187 )
                             Profit on ordinary activities before
                 8,000        tax                                        9,650              6,427             75,261
                (1,988 )     Tax on profit on ordinary activities       (2,534 )           (1,688 )          (19,763 )
                 6,012       Profit on ordinary activities after         7,116              4,739             55,498
                             tax
                             Minority interests:
                  (579 )     - equity                                     (505 )             (336 )           (3,939 )
                  (441 )     - non-equity                                 (372 )             (248 )           (2,901 )
                 4,992       Profit attributable to shareholders         6,239              4,155             48,658
                (4,467 )     Dividends                                  (5,001 )           (3,331 )          (39,003 )
                   525       Retained profit for the year                1,238                824              9,655



^ The figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax' details of which are set out in
Note 1 on page 15.



Consolidated Balance Sheet

                   At
              31Dec01 ^                                                                   At 31Dec02
                 US$m                                                        US$m              GBPm              HK$m
                             ASSETS
                 6,185       Cash and balances at central banks              7,659              4,749             59,725
                             Items in the course of collection
                 5,775        from other banks                               5,651              3,504             44,066
                17,971       Treasury bills and other eligible bills        18,141             11,247            141,463
                             Hong Kong SAR Government
                 8,637        certificates of indebtedness                   9,445              5,856             73,654
               104,641       Loans and advances to banks                    95,496             59,207            744,678
               308,649       Loans and advances to customers               352,344            218,453          2,747,578
               160,579       Debt securities                               175,730            108,953          1,370,343
                 8,057       Equity shares                                   8,213              5,092             64,045
                   292       Interests in joint ventures                       190                118              1,482
                 1,056       Interests in associates                         1,116                692              8,703
                   120       Other participating interests                     651                404              5,076
                14,564       Intangible fixed assets                        17,163             10,641            133,837
                13,521       Tangible fixed assets                          14,181              8,792            110,583
                38,632       Other assets                                   45,884             28,448            357,802
                 7,566       Prepayments and accrued income                  7,382              4,577             57,565
               696,245       Total assets                                  759,246            470,733          5,920,600
                             LIABILITIES
                             Hong Kong SAR currency
                 8,637        notes in circulation                           9,445              5,856             73,654
                53,640       Deposits by banks                              52,933             32,819            412,771
               449,991       Customer accounts                             495,438            307,172          3,863,425
                             Items in the course of transmission to
                 3,798        other banks                                    4,634              2,873             36,136
                27,098       Debt securities in issue                       34,965             21,678            272,657
                72,623       Other liabilities                              72,090             44,696            562,157
                 7,149       Accruals and deferred income                    7,574              4,696             59,062
                             Provisions for liabilities and charges
                 1,057       - deferred taxation                             1,154                715              8,991
                 3,883       - other provisions                              3,683              2,284             28,728
                             Subordinated liabilities
                 3,479       - undated loan capital                          3,540              2,195             27,605
                12,001       - dated loan capital                           14,831              9,195            115,652
                             Minority interests
                 2,210       - equity                                        2,122              1,315             16,547
                 4,291       - non-equity                                    4,431              2,747             34,553
                 4,678       Called up share capital                         4,741              2,940             36,970
                41,710       Reserves                                       47,665             29,552            371,692
                46,388       Shareholders' funds                            52,406             32,492            408,662
               696,245       Total liabilities                             759,246            470,733          5,920,600


^ The figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax' details of which are set out in
Note 1 on page 15.




Consolidated Cash Flow Statement
                                                                                          Year ended 31Dec
Figures in US$m                                                                           2002                  2001

Net cash inflow from operating activities                                               16,426                12,915

Dividends received from associated undertakings                                            114                   113

Returns on investments and servicing of finance:
Interest paid on finance leases and similar hire purchase contracts                        (29 )                 (27 )
Interest paid on subordinated loan capital                                                (870 )              (1,116 )
Dividends paid to minority interests - equity                                             (480 )                (472 )
- non-equity                                                                              (357 )                (599 )
Net cash (outflow) from returns on investments
 and servicing of finance                                                               (1,736 )              (2,214 )

Taxation paid                                                                           (1,371 )              (2,106 )

Capital expenditure and financial investments:
Purchase of investment securities                                                     (130,171 )            (148,826 )
Proceeds from sale and maturities of investment securities                             122,559               145,361
Purchase of tangible fixed assets                                                       (1,723 )              (1,873 )
Proceeds from sale of tangible fixed assets                                                328                   557
Net cash (outflow) from capital expenditure
 and financial investments                                                              (9,007 )              (4,781 )

Acquisitions and disposals:
Net cash inflow/(outflow) from acquisition of
 and increase in stake in subsidiary undertakings                                          264                  (834 )
Net cash inflow from disposal of subsidiary undertakings                                     -                    26
Purchase of interest in associated undertakings
 and other participating interests                                                        (649 )                (154 )
Proceeds from disposal of associated
 undertakings and other participating interests                                            341                    79
Net cash (outflow) from acquisitions
 and disposals                                                                             (44 )                (883 )

Equity dividends paid                                                                   (3,609 )              (3,528 )

Net cash inflow/(outflow) before financing                                                 773                  (484 )

Financing:
Issue of ordinary share capital                                                            337                   112
Redemption of preference share capital                                                     (50 )                (825 )
Subordinated loan capital issued                                                         4,105                   456
Subordinated loan capital repaid                                                        (1,923 )                (965 )
Net cash inflow/(outflow) from financing                                                 2,469                (1,222 )

Increase/(decrease) in cash                                                              3,242                (1,706 )


Other Primary Financial Statements


Statement of total consolidated recognised gains and losses for the year ended
                                                                                                 31Dec
                                                                                        2002                    2001
                                                                                        US$m                    US$m ^

Profit for the financial year attributable to shareholders                             6,239                   4,992
Unrealised (deficit) on revaluation of investment properties:
 - subsidiaries                                                                          (22 )                   (18 )
 - associates                                                                             (1 )                    (5 )
Unrealised (deficit) on revaluation of land
 and buildings (excluding investment properties):
 - subsidiaries                                                                         (297 )                  (227 )
Exchange and other movements                                                           3,781                  (1,242 )

Total recognised gains and losses for the year                                         9,700                   3,500

Reconciliation of movements in consolidated shareholders' funds for the year ended

                                                                                                 31Dec
                                                                                        2002                    2001
                                                                                        US$m                    US$m ^

Profit for the financial year attributable to shareholders                             6,239                   4,992
Dividends                                                                             (5,001 )                (4,467 )
                                                                                       1,238                     525

Other recognised gains and losses relating to the year                                 3,461                  (1,492 )
New share capital subscribed, net of costs                                               337                     112
Reserve in respect of obligations under CCF share options                                (41 )                   (16 )
Amounts arising on shares issued in lieu of dividends                                  1,023                     866
Net addition to shareholders' funds                                                    6,018                      (5 )

Shareholders' funds at 1 January                                                      46,388                  46,393

Shareholders' funds at 31 December                                                    52,406                  46,388



^ The figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax' details of which are set out in
Note 1 on page 15.

Additional Information

1. Accounting policies


The accounting policies adopted are consistent with those described in the Annual Report and Accounts 2001 except as noted below.

The Group has adopted the provisions of the UK Financial Reporting Standard ('FRS') FRS 19 'Deferred Tax' with effect from 1 January 2002. This has required a change in the method of accounting for deferred tax. Deferred tax is now recognised in full, subject to recoverability of deferred tax assets. Previously, deferred tax assets and liabilities were recognised only to the extent they were expected to crystallise. As deferred tax liabilities have generally been fully provided, the main impact of the change in method for the Group has been the recognition of deferred tax assets previously not recognised.

The change in accounting policy has been reflected by way of a prior period adjustment. The comparative figures have been restated as follows:
Consolidated profit and loss account - tax on profit on ordinary activities


                                                                                Year ended
Figures in US$m                                                           31 December 2001

Under previous policy                                                               (1,574 )
Adoption of FRS 19                                                                    (414 )
Under new policy                                                                    (1,988 )


The effect on the results for the current period of the adoption of FRS 19 is immaterial.



Consolidated balance sheet
                                                                      Provisions
                                                                 for liabilities        Minority
                              Intangible               Other         and charges       interests
Figures in US$m             Fixed assets              assets      - deferred tax         -equity        Reserves

At 31Dec01
Under previous policy             14,581              38,247               1,109           2,199          41,301
Adoption of FRS 19                   (17 )               385                 (52 )            11             409
Under new policy                  14,564              38,632               1,057           2,210          41,710


The increase in HSBC's tax charge for 2001 as restated can be explained as follows:

- reversal of a benefit taken in 2001 under UK Statement of Standard Accounting Practice 15 in respect of deferred tax assets attributable under FRS 19 to prior periods;

- reversal of a benefit taken in 2001 under SSAP 15 in respect of the release of a provision for additional UK tax on remittances, such provision not being permissible under FRS 19; and

- establishment of a provision required under FRS 19 in respect of a possible claw-back of capital allowances.

2. Dividend


The Directors have declared a second interim dividend for 2002 of US$0.325 per ordinary share, an increase of 12.1 per cent. The dividend will be payable on 6 May 2003 to shareholders on the Register at the close of business on 21 March 2003. The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the exchange rates on 28 April 2003, with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 1 April 2003, and elections will be required to be made by 24 April 2003.

The dividend payable in cash on shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, will be converted into euros at the exchange rate on 28 April 2003 and paid on 6 May 2003 through CCF, HSBC's paying agent.

The dividend payable in cash to holders of American Depositary Shares (ADSs), each of which represents five ordinary shares, will be paid in US dollars on 6 May 2003.

The Company's shares will be quoted ex-dividend in London and in Hong Kong on 19 March 2003 and in Paris on 24 March 2003. The ADSs will be quoted ex-dividend in New York on 19 March 2003.


3. Earnings and dividends per share


                                                                   Year ended 31Dec
Figures in US$                                                   2002                         2001

Cash earnings per share                                          0.76                        0.63

Basic earnings per share                                         0.67                        0.54

Diluted earnings per share                                       0.66                        0.53

Dividends per share                                              0.53                        0.48

Dividend pay out ratio ^                                          70 %                        76 %


^ Dividends per share expressed as a percentage of cash earnings per share.

Basic earnings per ordinary share was calculated by dividing the earnings of US$6,239 million by the weighted average number of ordinary shares outstanding, excluding own shares held by trustees to satisfy employee share options and awards, of 9,339 million shares (2001 earnings of US$4,992 million and 9,237 million shares).

Diluted earnings per share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares (being share options outstanding not yet exercised) of 9,436 million shares (2001: 9,336 million shares).

The cash earnings per share was calculated by dividing the basic earnings, after adding back the amortisation of goodwill, by the weighted average number of ordinary shares outstanding, excluding own shares held.

4. Taxation


                                                             Year ended                 Year ended
Figures in US$m                                                 31Dec02                    31Dec01

UK corporation tax charge                                           684                       416

Overseas taxation                                                 1,217                     1,570
Joint ventures                                                       (6 )                     (13 )
Associates                                                           17                        26
Current taxation                                                  1,912                     1,999

Deferred taxation                                                   622                       (11 )

Total charge for taxation                                         2,534                     1,988

Effective tax rate                                                 26.3 %                    24.9 %


The Company and its subsidiary undertakings in the UK provided for UK corporation tax at 30 per cent, the rate for the calendar year 2002 (2001: 30 per cent). Overseas tax included Hong Kong profits tax of US$408 million (2001:
US$450 million) provided at the rate of 16 per cent (2001: 16 per cent) on the profits assessable in Hong Kong. Other overseas taxation was provided for in the countries of operation at the appropriate rates of taxation.

At 31 December 2002, there were potential future tax benefits of US$885 million (31 December 2001: US$906 million) in respect of trading losses, allowable expenditure charged to the profit and loss account but not yet allowed for tax, and capital losses which have not been recognised because recoverability of the potential benefits is not considered certain.


Analysis of overall tax charge
                                                                                       Year ended           Year ended
Figures in US$m                                                                           31Dec02              31Dec01

Taxation at UK corporate tax rate of 30.0%                                                  2,895                2,400

Impact of differently taxed overseas profits in principal locations                          (472 )               (616 )
Tax free gains                                                                                (19 )               (102 )
Argentine losses                                                                               87                  336
Goodwill amortisation                                                                         261                  263
Prior period adjustments                                                                      (90 )               (167 )
Other items                                                                                  (128 )               (126 )
Timing differences impact on deferred tax                                                    (622 )                 11
Current tax charge                                                                          1,912                1,999
Accelerated capital allowances                                                                 (23 )                84
Timing differences on lease income                                                              90                  97
Provisions for general bad debts                                                                29                 (46 )
Relief for losses                                                                              125                 (85 )
Short term timing differences and other                                                        401                 (61 )
Deferred tax charge                                                                            622                 (11 )

Overall tax charge                                                                           2,534               1,988

5. Subordinated liabilities
Figures in US$m                                                                      At 31Dec02             At 31Dec01

Dated subordinated loan capital which is repayable:
- within 1 year                                                                             956                  1,393
- between 1 and 2 years                                                                     862                    950
- between 2 and 5 years                                                                   1,957                  2,165
- over 5 years                                                                           11,056                  7,493
                                                                                         14,831                 12,001

6. Assets charged as security for liabilities

HSBC has pledged assets as security for liabilities included under the following headings:
                                                                                     Amount of liability secured
Figures in US$m                                                                       At 31Dec02            At 31Dec01
Deposits by banks                                                                          1,661                   290
Customer accounts                                                                          4,204                 5,371
Debt securities in issue                                                                   1,437                 1,692
Other liabilities                                                                          2,884                 3,175
                                                                                          10,186                10,528

The amount of assets pledged to secure these amounts is US$44,457 million (31 December 2001: US$32,757 million). This is mainly made up of items included in ' Debt securities' and 'Treasury bills and other eligible bills' of US$40,799 million (31 December 2001: US$30,682 million).

7. Capital resources


Figures in US$m                                                               At 31Dec02               At 31Dec01

Capital ratios (%)

Total capital ratio                                                                 13.3                     13.0

Tier 1 capital ratio                                                                 9.0                      9.0

Composition of capital

Figures in US$m

Tier 1:
Shareholders' funds                                                               52,406                   45,979
Minority interests                                                                 3,306                    3,515
Innovative tier 1 securities                                                       3,647                    3,467
Less: property revaluation reserves                                               (1,954 )                 (2,271 )
: goodwill capitalised and intangible assets                                     (17,855 )                (14,989 )
: own shares held ^                                                                 (601 )                   (628 )
Total qualifying tier 1 capital                                                   38,949                   35,073

Tier 2:
Property revaluation reserves                                                      1,954                    2,271
General provisions                                                                 2,348                    2,091
Perpetual subordinated debt                                                        3,542                    3,338
Term subordinated debt                                                            12,875                    9,912
Minority and other interests in tier 2 capital                                       775                      693
Total qualifying tier 2 capital                                                   21,494                   18,305

Unconsolidated investments                                                        (2,231 )                 (1,781 )
Investments in other banks                                                          (638 )                   (627 )
Other deductions                                                                    (144 )                   (116 )
Total capital                                                                     57,430                   50,854

Total risk-weighted assets                                                       430,551                  391,478



^ This principally reflects shares held in trust to fulfil the Group's obligations under employee share option plans.

The above figures were computed in accordance with the EU Banking Consolidation Directive. The comparative figures for 2001 have not been restated for the impact of FRS 19, details of which are set out in Note 1.

8. Foreign exchange exposure

The Group's foreign exchange exposure comprises trading exposures and structural foreign currency translation exposure. Foreign exchange trading exposure comprises those which arise from foreign exchange dealing within Treasury and currency exposures originated by commercial banking businesses in HSBC. The latter are transferred to local treasury units where they are managed, together with exposures which result from dealing activities, within limits approved by the Group Executive Committee.

The Group's structural foreign currency translation exposures are represented by the net asset value of the holding company's foreign currency equity and subordinated debt investments in its subsidiaries, branches and associated undertakings. Gains or losses on structural foreign currency exposures are taken to reserves. The Group's structural foreign currency exposures are managed with the primary objective of ensuring, where practical, that the Group's and individual banking subsidiaries' tier 1 capital ratios are protected from the effect of changes in exchange rates.

9. Contingent liabilities and commitments

The total contract amounts of contingent liabilities and commitments which, at 31 December 2002, were US$276,884 million (31 December 2001: US$242,504 million) are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The contractual amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

10. Reconciliation of operating profit to net cash flow from operating activities


                                                                                 Year ended              Year ended
Figures in US$m                                                                     31Dec02                 31Dec01

Operating profit                                                                      9,035                   7,153
Change in prepayments and accrued income                                                355                     452
Change in accruals and deferred income                                                  190                  (2,207 )
Interest on finance leases and similar hire purchase contracts                           36                      27
Interest on subordinated loan capital                                                   862                   1,074
Depreciation and amortisation                                                         2,044                   1,933
Amortisation of discounts and premiums                                                   (8 )                  (640 )
Provisions for bad and doubtful debts                                                 1,321                   2,037
Loans written off net of recoveries                                                  (1,931 )                (1,893 )
Provisions for liabilities and charges                                                  879                   1,229
Provisions utilised                                                                  (1,331 )                  (542 )
Amounts written off fixed asset investments                                             324                     125
Net cash inflow from trading activities                                              11,776                   8,748

Change in items in the course of collection from other banks                            124                   1,009
Change in treasury bills and other eligible bills                                       715                   2,200
Change in loans and advances to banks                                                16,550                  19,601
Change in loans and advances to customers                                           (35,332 )               (16,072 )
Change in other securities                                                            2,543                 (20,307 )
Change in other assets                                                               (7,055 )                (1,856 )
Change in deposits by banks                                                          (3,505 )                (8,546 )
Change in customer accounts                                                          31,161                  19,799
Change in items in the course of transmission to other banks                            716                    (827 )
Change in debt securities in issue                                                    2,935                  (1,437 )
Change in other liabilities                                                          (1,580 )                 9,179
Elimination of exchange differences ^                                                (2,622 )                 1,424

Net cash inflow from operating activities                                            16,426                  12,915



^ Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as it cannot be determined without unreasonable expense.



11. Bad and doubtful debts


Figures in US$ millions        2002 Half-year ended                               2001 Half-year ended
By category:                   30Jun              31Dec           2002          30Jun              31Dec         2001


Loans and advances
 to customers

- specific charge:
 new provisions                1,340              1,338          2,678          1,079              1,487        2,566
Releases and
 recoveries                     (502 )             (504 )       (1,006 )         (629 )             (473 )     (1,102 )
                                 838                834          1,672            450              1,014        1,464
- net general
 charge/(release):
 Argentina exposures            (114 )              (82 )         (196 )            -                600          600
 Other                            (9 )             (146 )         (155 )           (9 )              (18 )        (27 )

                                (123 )             (228 )         (351 )           (9 )              582          573
Customer bad and
 doubtful debt
 charge                          715                606          1,321            441              1,596        2,037

Total bad and
 doubtful debt
 charge                          715                606          1,321            441              1,596        2,037




12. Analysis of fees and commissions receivable and payable


                                        2002 Half-year ended                      2001 Half-year ended
Figures in US$m                          30Jun            31Dec        2002        30Jun            31Dec        2001
Account services                           802              913       1,715          814              806       1,620
Credit facilities                          366              386         752          311              317         628
Remittances                                127              141         268          121              125         246
Cards                                      577              665       1,242          537              579       1,116
Imports/Exports                            263              293         556          257              267         524
Underwriting                                96               77         173           86               49         135
Insurance                                  379              396         775          337              331         668
Mortgage servicing rights                   38               39          77           40               38          78
Trust income                                62               63         125           58               56         114
Broking income                             402              371         773          499              429         928
Global custody                             146              150         296          158              150         308
Maintenance income on operating
 leases                                     78               82         160           84               81         165
Funds under management                     600              426       1,026          520              445         965
Corporate finance                           56               66         122           88               27         115
Other                                      550              635       1,185          522              624       1,146
Total fees and commissions
 receivable                              4,542            4,703       9,245        4,432            4,324       8,756
Less: fees payable                        (685 )           (736 )    (1,421 )       (664 )           (622 )    (1,286 )

Net fees and commissions                 3,857            3,967       7,824        3,768            3,702       7,470




13. Geographical distribution of results

HSBC European Operations
                                    2002 Half-year ended                         2001 Half-year ended
Figures in US$m                  30Jun             31Dec         2002          30Jun            31Dec          2001
Net interest income              3,056              3,287        6,343          2,635           2,928          5,563

Dividend income                    118                 93          211             58              58            116
Net fees and commissions         2,216              2,312        4,528          2,166           2,044          4,210
Dealing profits                    245                263          508            341             367            708
Other income                       516                509        1,025            473             549          1,022
Other operating income           3,095              3,177        6,272          3,038           3,018          6,056

Operating income                 6,151              6,464       12,615          5,673           5,946         11,619

Staff costs                     (2,141 )           (2,284 )     (4,425 )       (2,055 )        (2,172 )       (4,227 )
Premises and equipment            (435 )             (531 )       (966 )         (387 )          (399 )         (786 )
Other                             (812 )             (951 )     (1,763 )         (737 )          (882 )       (1,619 )
Depreciation                      (309 )             (415 )       (724 )         (324 )          (332 )         (656 )
Goodwill amortisation             (307 )             (344 )       (651 )         (319 )          (313 )         (632 )
Operating expenses              (4,004 )           (4,525 )     (8,529 )       (3,822 )        (4,098 )       (7,920 )

Operating profit before
 provisions                      2,147              1,939        4,086          1,851           1,848          3,699

Customers:
- new specific provisions         (448 )             (515 )       (963 )         (328 )          (474 )         (802 )
- releases and recoveries          167                162          329            175             150            325
                                  (281 )             (353 )       (634 )         (153 )          (324 )         (477 )
- net general release                1                 64           65             25              11             36
Total bad and doubtful
 debt charge                      (280 )             (289 )       (569 )         (128 )          (313 )         (441 )

Provisions for contingent
 liabilities and commitments       (20 )                5          (15 )           (9 )           (21 )          (30 )

Amounts written off
 fixed asset investments          (128 )             (139 )       (267 )          (27 )           (63 )          (90 )
Operating profit                 1,719              1,516        3,235          1,687           1,451          3,138

Share of operating (loss) in
 joint ventures                    (20 )               (6 )        (26 )          (42 )           (37 )          (79 )

Share of operating profits in
 associates                          6                 (3 )          3             23              19             42

Investment and fixed asset
 disposal gains                    162                126          288            386              55            441

Profit before tax                1,867              1,633        3,500          2,054           1,488          3,542


HSBC Hong Kong Operations
                                     2002 Half-year ended                          2001 Half-year ended
Figures in US$m                 30Jun            31Dec           2002         30Jun            31Dec           2001
Net interest income             2,065            2,068          4,133         2,073            2,092          4,165

Dividend income                    10               15             25            12               14             26
Net fees and commissions          612              652          1,264           564              608          1,172
Dealing profits                    59               74            133           134               84            218
Other income                      234              261            495           209              227            436
Other operating income            915            1,002          1,917           919              933          1,852

Operating income                2,980            3,070          6,050         2,992            3,025          6,017

Staff costs                      (596 )           (653 )       (1,249 )        (619 )           (660 )       (1,279 )
Premises and equipment           (107 )           (126 )         (233 )        (110 )           (124 )         (234 )
Other                            (207 )           (252 )         (459 )        (199 )           (229 )         (428 )
Depreciation                      (99 )            (99 )         (198 )         (97 )           (102 )         (199 )
Goodwill amortisation               -                -              -             -                -              -
Operating expenses             (1,009 )         (1,130 )       (2,139 )      (1,025 )         (1,115 )       (2,140 )

Operating profit before
 provisions                     1,971            1,940          3,911         1,967            1,910          3,877

Customers:
- new specific provisions        (226 )           (302 )         (528 )        (206 )           (243 )         (449 )
- releases and recoveries         104               81            185           108              135            243
                                 (122 )           (221 )         (343 )         (98 )           (108 )         (206 )

- net general release/              1               96             97            11               (2 )            9
(charge)
Total bad and doubtful
 debt charge                     (121 )           (125 )         (246 )         (87 )           (110 )         (197 )

Provisions for contingent
 liabilities and commitments        4              (18 )          (14 )           2                4              6

Amounts written off
 fixed asset investments           (7 )             (3 )          (10 )         (14 )             (4 )          (18 )
Operating profit                1,847            1,794          3,641         1,868            1,800          3,668

Share of operating profit in
 associates                         8                3             11            12                5             17

Investments and fixed
 asset disposal gains              45               13             58           175               23            198

Profit before tax               1,900            1,810          3,710         2,055            1,828          3,883


HSBC Rest of Asia-Pacific Operations

                                  2002 Half-year ended                             2001 Half-year ended
Figures in US$m                  30Jun            31Dec            2002          30Jun            31Dec         2001
Net interest income                784              823           1,607            725             757         1,482

Dividend income                      1                2               3              1               2             3
Net fees and commissions           358              366             724            332             349           681
Dealing profits                    186              178             364            196             199           395
Other income                        33               50              83             24              34            58
Other operating income             578              596           1,174            553             584         1,137

Operating income                 1,362            1,419           2,781          1,278           1,341         2,619

Staff costs                       (400 )           (426 )          (826 )         (374 )          (397 )        (771 )
Premises and equipment             (72 )            (84 )          (156 )          (69 )           (74 )        (143 )
Other                             (198 )           (256 )          (454 )         (186 )          (215 )        (401 )
Depreciation                       (44 )            (48 )           (92 )          (41 )           (41 )         (82 )
Goodwill amortisation              (17 )            (16 )           (33 )           (4 )            (4 )          (8 )
Operating expenses                (731 )           (830 )        (1,561 )         (674 )          (731 )      (1,405 )

Operating profit before
 provisions                        631              589           1,220            604             610         1,214

Customers:
- new specific provisions         (187 )           (213 )          (400 )         (269 )          (308 )        (577 )
- releases and recoveries          146              174             320            282             124           406
                                  (41)              (39 )           (80 )           13            (184 )        (171 )

- net general release/              (7 )             (2 )            (9 )            5              (6 )          (1 )
(charge)
Total bad and doubtful
 debt (charge)/release             (48 )            (41 )           (89 )           18            (190 )        (172 )

Provisions for contingent
 liabilities and commitments        14                4              18            (33 )           (10 )         (43 )

Amounts written off
 fixed asset investments            (1 )             (1 )            (2 )           (6 )            (5 )         (11 )

Operating profit                   596              551           1,147            583             405           988

Share of operating profit/
 (loss) in joint ventures           (1 )              1               -             (3 )            (2 )          (5 )

Share of operating profit in
 associates                         55               58             113             51              48            99

Investments and fixed asset
 disposal gains/(losses)             3               (3 )             -              3               3             6

Profit before tax                  653              607           1,260            634             454         1,088


HSBC North American Operations
                                  2002 Half-year ended                             2001 Half-year ended
Figures in US$m                30Jun            31Dec           2002         30 Jun              31Dec          2001
Net interest income            1,292            1,440          2,732          1,186              1,264         2,450

Dividend income                   12               12             24             16                 13            29
Net fees and commissions         493              491            984            445                468           913
Dealing profits                   75               86            161            221                125           346
Other income                     123              210            333             94                113           207
Other operating income           703              799          1,502            776                719         1,495

Operating income               1,995            2,239          4,234          1,962              1,983         3,945

Staff costs                     (765 )           (772 )       (1,537 )         (726 )             (714 )      (1,440 )
Premises and equipment          (167 )           (189 )         (356 )         (158 )             (165 )        (323 )
Other                           (296 )           (355 )         (651 )         (390 )             (263 )        (653 )
Depreciation                     (64 )            (67 )         (131 )          (62 )              (62 )        (124 )
Goodwill amortisation            (67 )            (79 )         (146 )          (72 )              (73 )        (145 )
Operating expenses            (1,359 )         (1,462 )       (2,821 )       (1,408 )           (1,277 )      (2,685 )

Operating profit before
 provisions                      636              777          1,413            554                706         1,260

Customers:
- new specific provisions       (243 )           (156 )         (399 )         (145 )             (247 )        (392 )
- releases and recoveries         64               50            114             47                 38            85
                                (179 )           (106 )         (285 )          (98 )             (209 )        (307 )
- net general (charge)/           (3 )            (12 )          (15 )          (20 )               27             7
release
Total bad and doubtful
 debt charge                    (182 )           (118 )         (300 )         (118 )             (182 )        (300 )

Provisions for contingent
 liabilities and
commitments
 (excluding Princeton)            (1 )              4              3             (2 )               (5 )          (7 )
Amounts written off fixed
 asset investments                (2 )             (7 )           (9 )           (4 )               (1 )          (5 )
Operating profit                 451              656          1,107            430                518           948
Share of operating (loss)
in joint ventures                 (2 )              -             (2 )           (3 )               (4 )          (7 )

Share of operating profit
in associates                      4                4              8              4                  1             5

Investments and fixed
assets
 disposal gains                  105               20            125            110                 22           132
Profit before tax (before
 Princeton provision)            558              680          1,238            541                537         1,078

Princeton provision                -                -              -              -               (575 )        (575 )

Profit before tax                558              680          1,238            541                (38 )         503


HSBC South American Operations
                                  2002 Half-year ended                              2001 Half-year ended
Figures in US$m                30Jun            31Dec            2002          30Jun               31Dec          2001
Net interest income              396              249             645            573                 492         1,065

Dividend income                   15                -              15             12                   -            12
Net fees and commissions         179              145             324            261                 233           494
Dealing profits                   81               66             147            (16 )                34            18
Other income                      87               23             110            183                 173           356
Other operating income           362              234             596            440                 440           880

Operating income                 758              483           1,241          1,013                 932         1,945

Staff costs                     (300 )           (272 )          (572 )         (406 )              (430 )        (836 )
Premises and equipment           (63 )            (50 )          (113 )          (76 )               (77 )        (153 )
Other                           (185 )           (145 )          (330 )         (220 )              (215 )        (435 )
Depreciation                     (29 )            (16 )           (45 )          (30 )               (43 )         (73 )
Goodwill amortisation             (4 )            (20 )           (24 )           (6 )                (8 )         (14 )
Operating expenses              (581 )           (503 )        (1,084 )         (738 )              (773 )      (1,511 )

Operating profit/(loss)
 before provisions               177              (20 )           157            275                 159           434

Customers:
- new specific provisions       (236 )           (152 )          (388 )         (131 )              (215 )        (346 )
- releases and recoveries         21               37              58             17                  26            43
                                (215 )           (115 )          (330 )         (114 )              (189 )        (303 )
Argentina general                114               82             196              -                (600 )        (600 )
- net general release/            17                -              17            (12 )               (12 )         (24 )
(charge)
Total bad and doubtful
 debt charge                     (84 )            (33 )          (117 )         (126 )              (801 )        (927 )

Provisions for contingent          -              (31 )           (31 )            -                   -             -
 liabilities
Loss on foreign currency
 redenomination in
 Argentina                       (45 )            (23 )           (68 )            -                (520 )        (520 )

Amounts written off
 fixed asset investments          (2 )            (34 )           (36 )           (2 )                 1            (1 )

Operating profit/(loss)           46             (141 )           (95 )          147              (1,161 )      (1,014 )

Share of operating profit
 in associates                     -                -               -              1                   -             1

Investments and fixed
assets disposal (losses)/gains    35                2              37              2                  (5 )          (3 )

Profit/(loss) before tax          81             (139 )           (58 )          150              (1,166 )      (1,016 )




14. Registers of shareholders

The Overseas Branch Register of shareholders in Hong Kong will be closed for one day, on Friday 21 March 2003. Any person who has acquired shares registered on the Hong Kong Branch Register but who has not lodged the share transfer with the Branch Registrar should do so before 4.00 pm on Thursday 20 March 2003 in order to receive the dividend.

Any person who has acquired shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00 pm on Friday 21 March 2003 in order to receive the dividend. Transfers between the Principal Register and the Branch Register may not be made while the Branch Register is closed.

Similarly, transfers of American Depositary Shares must be lodged with the depositary by 12 noon on Friday 21 March 2003 in order to receive the dividend.

15. Foreign currency amounts

The sterling and Hong Kong dollar equivalent figures in the consolidated profit and loss account and balance sheet are for information only. These are translated at the average rate for the period for the profit and loss account and the closing rate for the balance sheet as follows:


Period end                                                       31Dec02                   31Dec01

Closing :    HK$/US$                                               7.798                    7.798
             GBP/US$                                               0.620                    0.690

Average :    HK$/US$                                               7.799                    7.800
             GBP/US$                                               0.666                    0.695



16. Litigation

HSBC, through a number of its subsidiary undertakings, is named in and is defending legal actions in various jurisdictions arising from its normal business. None of these proceedings is regarded as material litigation.

17. Dealings in HSBC Holdings shares

Except for dealings by HSBC Investment Bank plc (until 29 November 2002) and HSBC Bank plc (since 30 November 2002), trading as intermediaries in the Company's shares in London and the redemption on 31 July 2002 by the Company of GBP413,000,000 11.69 per cent Subordinated Bonds 2002 of GBP1 each, neither the Company nor any subsidiary undertaking has bought, sold or redeemed any securities of the Company during the year ended 31 December 2002.

18. Statutory accounts

The information in this news release does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the Act). The statutory accounts for the year ended 31 December 2002 will be delivered to the Registrar of Companies in England and Wales in accordance with Section 242 of the Act and filed with the US Securities and Exchange Commission. The auditor has reported on those accounts; the report was unqualified and did not contain a statement under Section 237(2) or (3) of the Act.

19. Forward-looking statements

This news release contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Group's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words 'potential', 'estimated', and similar expressions or variations on such expressions may be considered 'forward-looking statements'.

20. Remuneration

Within the authority delegated by the Board of Directors, the Remuneration Committee is responsible for determining the remuneration policy of HSBC. This includes the terms of bonus plans, share option plans and other long-term incentive plans, and for agreeing the individual remuneration packages of executive Directors and other senior Group employees. No Directors are involved in deciding their own remuneration.


The Remuneration Committee applies the following key principles:


* to pay against a market of comparative organisations;

* to offer fair and realistic salaries with an important element of variable pay based on relative performance;

* to have as many top-performers as possible at all levels within HSBC participating in some form of long-term share plan; and

* for new employees only, since 1996, to follow a policy of moving progressively from defined benefit to defined contribution Group pension schemes.


Salaries are reviewed annually in the context of individual and business performance, market practice, internal relativities and competitive market pressures. Allowances and benefits are largely determined by local market practice. The level of performance-related variable pay depends upon the performance of HSBC Holdings, constituent businesses and of the individual concerned. Bonus ranges are reviewed in the context of prevailing market practice and overall remuneration.


In order to align the interests of staff with those of shareholders, share options are awarded to employees under the Group Share Option Plan and the savings-related share option plans. When share options are granted which are to be satisfied by the issue of new shares, the impact on existing equity is shown in diluted earnings per share on the face of the consolidated profit and loss account, with further details being disclosed in Note 11 of the 'Notes on the Financial Statements' in the Annual Report and Accounts. The dilutive effect of exercising all outstanding share options would be 0.5 per cent of basic earnings per share.


There were 184,405 full-time equivalent employees at 31 December 2002 (2001:
171,049). During 2002, 41,401 employees in 51 countries and territories applied for savings-related share options. Performance related share options were awarded to over 37,773 employees worldwide at all levels of the organisation. Nearly 4,900 employees in the UK participate in the UK Share Ownership Plan and around 10,000 CCF employees participate in the Plan d'Epargne in France through which they subscribe for HSBC shares.

21. Annual Review and Annual Report and Accounts

The Annual Review 2002 and/or Annual Report and Accounts 2002 will be mailed to shareholders on or about 1 April 2003. Copies may be obtained from Group Corporate Affairs, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; Group Public Affairs, HSBC Bank USA, 452 Fifth Avenue, New York, NY 10018, USA;CCF, Direction de la Communication, 103 avenue des Champs-Elysees, 75419 Paris Cedex 08, France; or from the HSBC Group website - www.hsbc.com.

Chinese translations of the Annual Review and Annual Report and Accounts may be obtained on request from Central Registration Hong Kong Limited, Rooms 1901-1905, Hopewell Centre, 183 Queen's Road East, Hong Kong.

A French translation of the Annual Review may be obtained on request from CCF, Direction de la Communication, 103 avenue des Champs-Elysees, 75419 Paris Cedex 08, France.

The Annual Report and Accounts and Annual Review will be available on the Stock Exchange of Hong Kong's website - www.hkex.com.hk.

Custodians or nominees that wish to distribute copies of the Annual Review and/ or Annual Report and Accounts to their clients may request copies for collection by writing to Group Corporate Affairs at the address given above. Requests must be received no later than 10 March 2003.

22. Annual General Meeting

The Annual General Meeting of the Company will be held at the Barbican Hall, Barbican Centre, London EC2 on 30 May 2003 at 11 a.m.

Notice of the meeting will be mailed to shareholders on or about 1 April 2002.

23. Interim results and first interim dividend for 2003

The interim results for the six months to 30 June 2003 will be announced on Monday 4 August 2003. It is intended that any first interim dividend for 2003 that is announced on that date would be payable on 7 October 2003 to shareholders on the Register on 22 August 2003. The Company's shares would be quoted ex-dividend in London and in Hong Kong on 20 August 2003 and in Paris on 25 August 2003. The American Depository Shares would be quoted ex-dividend in New York on 20 August 2003.

24. News release

Copies of this news release may be obtained from Group Corporate Affairs, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; HSBC Bank USA, 452 Fifth Avenue, New York, NY 10018, USA;CCF, Direction de la Communication, 103 avenue des Champs-Elysees, 75419 Paris Cedex 08, France. The news release will also be available on the HSBC Group website - www.hsbc.com.

25. Household acquisition

A circular relating to the proposed acquisition of Household International has been mailed to HSBC Holdings shareholders. The circular incorporates notice of an Extraordinary General Meeting to be held on 28 March 2003 at which an ordinary resolution will be proposed to obtain the approval of HSBC Holdings shareholders for the acquisition of Household.

Investors and security holders are advised to read the prospectus regarding the business combinations transaction referenced in this announcement because it contains important information. The HSBC prospectus also constitutes the Household proxy statement and the final proxy statement/prospectus has been filed with the Securities and Exchange Commission by both companies. Household shareholders may obtain a free copy of the final proxy statement/prospectus and other related documents filed by either company at the SEC's website at www.sec.gov. The final proxy statement/prospectus and other documents may also be obtained from HSBC by contacting HSBC, Attention Patrick McGuinness, Investor Relations and/or Household by contacting Household, Attention Craig Streem, Investor Relations.

HSBC and Household and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Household shareholders in favour of the acquisition. Information concerning the participants is set forth in the final proxy statement/prospectus that has been filed with the Securities and Exchange Commission.



                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  March 3, 2003